Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 5 DATED DECEMBER 21, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Updates to dispositions of minor assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis	Date of Disposition	Approximate Sale Price	Approximate Net Profit	Approximate ROI
G22	20011	3 / 1.5	1,800	1/29/2018	$517,900	11/2/18	$599,900	$41,100(1)	7.9% (2)

(1) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(2) On an annualized basis, approximate ROI is equal to approximately 10.7%.